

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Phyllis W. Newhouse
Chief Executive Officer
Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 30144

> **Re: Athena Technology Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 18, 2021**
> **File No. 333-258606**

Dear Ms. Newhouse:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Proposal No. 1 - Approval of the Business Combination
Certain U.S. Federal Income Tax Considerations, page 158

1. We note your response to prior comment 6, and re-issue such comment. Please revise your disclosure to clearly describe the federal income tax consequences of the Business Combination, including whether the Business Combination will be treated as a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. See Item 4(a)(6) of Form S-4. In that regard, we note your revised disclosure that the parties "have structured" the Business Combination to satisfy the requirements provided in U.S. tax law to qualify the Business Combination as a "reorganization" for U.S. tax purposes within the meaning of Section 368(a) of the Code.

If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. For guidance, refer to Staff Legal Bulletin No. 19.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Penny J. Minna